UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of July, 2016

Commission file number 333-155319

PETROBRAS ARGENTINA S.A.

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, 22 S.S. Floor

(C1084ABA)  Buenos Aires

Argentina

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ____ No    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ____ No    X

PETROBRAS ARGENTINA S.A.

Second Quarter 2016 Results

Buenos Aires, July 26, 2016 – Petrobras Argentina S.A. (Buenos Aires: PESA – NYSE: PZE) announces the results for the second quarter ended June 30, 2016.

Petrobras Argentina’s net income for 2016 second quarter is a gain of ARS 324 million. Net income for the same quarter of 2015 was a gain of ARS 524 million.

Operating income for 2016 quarter increased 28% compared to 2015 quarter and reached ARS 1,122 million in spite of the negative impact of non-recurring charges, mainly the agreement with Methanex for termination of the natural gas supply agreement between the parties, agreements with provincial tax authorities and impairment of fields in Bolivia, accounting for losses of ARS 449 million, ARS 208 million and ARS 210 million, respectively. These effects were partially offset by a gain of ARS 572 million attributable to recognition of the earn-out for the sale of assets in Perú in previous fiscal years.

Financial expenses for 2016 quarter include a charge of ARS 173 million for early prepayment of Series S corporate bonds.

Petrobras Argentina’s net income for the six-month periods ended June 30, 2016 and 2015 was ARS 1,255 million and ARS 1,346 million, respectively.

Income Statement

Sales

Gross Profit

Equity in Earnings of Affiliates

Operating Income

Financial Results

Balance Sheet

Cash Flow Statement

GROSS PROFIT BY BUSINESS SEGMENT

Oil and Gas Exploration and Production

* In 2016 quarter, sales increased ARS 1,138 million to ARS 3,552 million, mainly due to improvements in the prices for oil and gas stated in pesos, which prices, taking the dollar as reference currency, reflected an increase in pesos in 2016 quarter derived from the devaluation in December 2015. The volume of oil and gas as a whole rose approximately 3%, with a 21% increase in gas sales and a 17% decline in oil sales.

Crude oil sales increased ARS 212 million to ARS 2,014 million in 2016 quarter, basically as a result of an improvement in prices stated in pesos, partially offset by the decline in sales volumes, affected by discontinuance of operations at Jagüel de los Machos field in the Province of La Pampa in September 2015.

Gas sales rose ARS 924 million to ARS 1,514 million in 2016 quarter, mainly as a result of an improvement in average sales prices due to the increase in gas rates. Sales volumes totaled 240 MMcf/d in 2016 quarter and 198 MMcf/d in 2015 quarter, mainly as a result of an increase in production from the Neuquén basin due to the start of production of non-conventional wells.

* Gross profit totaled ARS 1,521 million in 2016 quarter and ARS 830 million in 2015 quarter, with margins on sales of 42.8% and 35% in 2016 and 2015 quarters, respectively, mainly as a consequence of the before mentioned improvement in sales prices in pesos and the increase in the percentage of gas in the sales mix.

Refining and Distribution

* In 2016 quarter, sales increased ARS 1,068 million to ARS 4,010 million, mainly due to improvements in refined product sales prices.

Total sales volumes of refined products were similar in both quarters, totalling 501.4 thousand cubic meters in 2016 quarter and 496.2 thousand cubic meters in 2015 quarter. In 2016 quarter volumes of diesel oil mainly sold to brokers and the thermoelectric sector increased, with declines in gasoline sold at gas stations and IFO to the shipping sector.

* Gross profit totaled ARS 700 million in 2016 quarter and ARS 401 million in 2015 quarter, with margins on sales of 17.5% and 13.6% in 2016 and 2015 quarters, respectively. The improvement in margins is primarily attributable to the above mentioned improvements in average sales prices, partially offset by the effects of the devaluation on the costs for the purchase of crude oil, which costs, taking the dollar as reference currency, reflected an increase in pesos.

Petrochemicals

* In 2016 quarter, sales decreased ARS 17 million to ARS 1,207 million, mainly due to lower sales volumes, partially offset by improvements in sales prices stated in pesos, which prices, taking the dollar as reference currency and despite the drop in international reference prices, reflected an increase in pesos in 2016 quarter as a result of the devaluation in December 2015.

Styrenic products sales revenues increased ARS 4 million to ARS 733 million as a consequence of the above mentioned improvement in average sales prices in pesos, partially offset by a decline in sales volumes of styrene, polystyrene and synthetic rubber, both in the domestic and export markets.

Sales revenues from the catalytic reformer plant operations decreased ARS 21 million to ARS 474 million, mainly due to a decline in sales volumes, both in the domestic and export markets, partially offset by an improvement in average sales prices in pesos.

* Gross profit totaled ARS 98 million in 2016 quarter and ARS 227 million in 2015 quarter, with margins on sales of 8.1% and 18.5%, respectively, in line with the drop in international reference prices and their respective margins.

Gas and Energy

Marketing and Transportation of Gas

* In 2016 quarter, natural gas sales revenues rose ARS 995 million to ARS 1,614 million, basically due to an improvement in average sales prices and, to a lesser extent, a 20.8% increase in sales volumes to 250 MMcf in 2016 quarter, which increase was mostly allocated to the generation companies sector. The improvement in average sales prices is mainly attributable to the increases in gas rates to residential users and the higher proportion of gas plus sold, whose prices are higher than average.

* Gross profit reflected a gain of ARS 43 million in 2016 quarter compared to a loss of ARS 4 million in 2015 quarter, mainly as a consequence of the above mentioned improvement in average sales prices.

Electricity

* In 2016 quarter, sales for electricity generation increased ARS 330 million to ARS 726 million, mainly due to an improvement in average sales prices, favorably impacted by the agreements for energy sales within the framework of the Energía Plus program and the adjustment of the spot price for energy under Resolution No. 22/2016 issued in March 2016. To a lesser extent, sales were favorably impacted by a growth in sales volumes to 1,671 Gwh in 2016 quarter from 1,559 Gwh in 2015 quarter, due to increased sales volumes attributable to Genelba Combined Cycle.

* Gross profit totaled ARS 281 million in 2016 quarter and ARS 157 million in 2015 quarter, in line with higher average sales prices derived from Energía Plus agreements and the above mentioned resolution, together with a 7% improvement in sales volumes.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ARGENTINA S.A.

Date: July 26, 2016

By: /s/ Daniel Casal

By: /s/ Maelcio Mauricio Soares

 Name: Daniel Casal

Name: Maelcio Mauricio Soares

Title:   Executive Manager of Legal Affairs

Title:   Chief Financial Officer